Exhibit 99.110

DIGIHOST ANNOUNCES AUDITED YEAR END 2020 FINANCIAL RESULTS

Toronto, ON – May 3, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) announces its results for the year ended December 31, 2020 (all amounts in U.S. dollars, unless otherwise indicated), and provides a 2021 year-to-date operations update. The Company’s audited consolidated financial statements and management’s discussion and analysis (“MD&A”) thereon for years ended December 31, 2020 and 2019 have been filed and made accessible under the Company’s continuous disclosure profile on SEDAR at www.sedar.com.

Michel Amar, CEO of Digihost, stated: “Although 2020 was a challenging year for all crypto currency miners including Digihost, during the last few months of the year, and through the first four months of 2021, we have embarked upon a transformative period for our Company.”

Beginning in 2021, the Company achieved many significant milestones in its evolution as a top tier blockchain technology company, highlighted by the following achievements:

●	closed approximately CA$54,000,000 in equity financings;

●	upgraded our exchange listing in the U.S. from the OTC Pink Sheets to the OTCQB;

●	increased the Company’s potential hashrate capacity to 3EH through the acquisition of a 60MW power plant in Upstate New York (press release – March 24, 2021);

●	acquired 700 S17+ 76TH Bitcoin miners;

●	repaid all debt in the aggregate amount of $3,975,000;

●	engaged international audit firm Raymond Chabot Grant Thornton LLP; and

●	increased the Company’s balance of Bitcoins mined and held by 105.26 during the first quarter of 2021, and to a total balance of 309 Bitcoins with a market value of approximately $17,600,000 as of the end of April.

Michel Amar commented: “We are extremely excited about the potential for the remainder of the year as we continue to build on our Company’s momentum established during the first four months of 2021. Having recently raised a significant amount of capital, combined with our inventory of 309 bitcoins, Digihost has the liquidity to allow us to capitalize on opportunites that would significantly expand our Bitcoin mining operations through the acquisition of new miners and the continued growth of Digihost’s hashing capabilities, thereby creating increased value for our shareholders.”

Fiscal Year 2020 Highlights

Michel Amar also stated: “After closing our reverse takeover transaction with HashChain Technology Inc. and full vertical integration of our operations in February of last year, the outbreak of COVID-19 had a negative impact on the Company and resulted in a temporary shut down of our Bitcoin mining operations for a portion of the year. The May 2020 Bitcoin halving event also had an expected negative impact on some of our key financial metrics for the year as the expected rise in the price of Bitcoin was delayed until the fourth quarter of 2020.”

Highlights of fiscal 2020 are as follows:

●	Revenue from digital currency mining: $3.55 million

●	Total Comprehensive loss of $3.09 million for the year

●	Total assests as at December 31, 2020: $16.5 million

●	Total liabilities as at December 31, 2020: $6.08 million

●	Working capital increased during the year to $1.65 million as at December 31, 2020

●	Mining output of newly minted digital currencies: 335 Bitcoin

●	Bitcoin balance as at December 31, 2020: 154 Bitcoin (April 30, 2021: 309 Bitcoin)

●	Approximate value per Bitcoin on December 31, 2020: $29,000 (April 30, 2021: $57,000)

(U.S.$ in thousands except per share data)	Year Ended
For the periods ended as indicated	Dec. 31 2020	Dec. 31 2019
Revenue from digital currency mining	3,553	-
Cost of sales	(4,163)	-
Depreciation	(3,387)	-
Gross loss	(3,997)	-
General and administrative and other expenses	(1,788)	(269)
Gain on disposition of cryptocurrencies	63	-
Other Income	44	-
Insurance Proceeds	110	-

Operating loss	(5,568)	(269)
Net financial expenses	(258)	-
Net loss before income taxes	(5,826)	(269)
Deferred tax recovery	635	-
Net loss for the year	(5,191)	(269)
Foreign currency translation adjustment	118	-
Revaluation of digital currency, net of tax	1,983	-
Total comprehensive net loss	(3,090)	(269)
Basic and diluted loss per share – diluted	(0.15)	(742)
Weighted average number of subordinate voting shares outstanding – basic and diluted	35,146,572	364

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company’s mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 190PH with potential to expand to a rate of 3EH upon the completion of the previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about potential further improvements to profitability and efficiency across mining operations including as a result of acquisitions of equipment and infrastructure, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the ability to obtain regulatory approval for and complete acquisitions of equipment and infrastructure on the terms as announced or at all; the ability to successfully integrate the acquisitions of equipment and infrastructure on an economic basis or at all; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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